Press Release

FOR IMMEDIATE RELEASE

LABOPHARM SUBMITS NEW DRUG APPLICATION TO FDA FOR DDS-04A TO TREAT MAJOR DEPRESSION

– Novel Formulation Has Potential to Address Unmet Need in Global
Anti-Depressant Market  –

LAVAL, Quebec (September 22, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has submitted a New Drug Application (NDA) under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act to the U.S. Food and Drug Administration (FDA) for DDS-04A, a once-daily serotonin antagonist reuptake inhibitor (SARI) that provides an effective alternative in the treatment of major depression.

“According to published market data and a survey of more than 300 primary care physicians and psychiatrists, the slow onset of action, coupled with increased anxiety, sleep disturbance and unwanted side effects, such as weight gain and sexual dysfunction, are cited as the primary reasons why patients discontinue existing treatments early,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “The profile of our formulation addresses these concerns and we believe that may allow us to capture a significant share of the global anti-depressant market.”

Major depression is one of the most prevalent central nervous disorders, affecting more than 120 million people worldwide.  In 2007, $19 billion worth of anti-depressants were prescribed globally, with more than $12 billion in the U.S.  According to the World Health Organization 40% of patients treated with current medications may discontinue treatment within the first 12 weeks due to limitations with existing products and their unwanted side effects.

Labopharm’s NDA for its novel antidepressant formulation containing trazodone is based on data from five pivotal pharmacokinetic studies and the positive results from its North American Phase III placebo controlled clinical trial (study 04ACL3-001), which enrolled more than 400 patients.  In the Phase III study, the primary endpoint achieved statistical significance providing an improvement from baseline to the end of the study as measured by the Hamilton Rating Scale for Depression (HAMD-17).  Patients experienced rapid onset of action as demonstrated by a clinically significant improvement in HAMD scores within the first two weeks of treatment.  In addition, the study demonstrated an improvement in the overall quality of sleep and a favourable adverse event profile, including transient mild to moderate somnolence, no difference from placebo in anxiety, agitation, sexual dysfunction and weight change.

Section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act typically applies to reformulations of drugs that are already approved and being marketed, allowing the Company to refer to existing efficacy and safety data on trazodone. The Agency advised the Company that one positive Phase III study is required for the formulation to be approved.

In addition to the U.S., Labopharm plans to pursue regulatory approval for DDS-04A in Canada and other markets worldwide for which it holds the rights under a cross-licensing agreement with Gruppo Angelini.  Under the terms of the agreement, Labopharm has the rights to commercialize its formulation in the U.S., (the largest market for trazodone) and Canada in addition to most other countries outside Europe. Gruppo Angelini, has the rights to commercialize in Europe and some Asian markets.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com